UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

A. Schulman, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-7459	34-0514850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3637 Ridgewood Rd., Fairlawn, OH		44333
(Address of principal executive offices)		(Zip Code)

Andrean R. Horton, Executive Vice President, Chief Legal Officer & Secretary, 330-668-7375

(Name and telephone number, including area code, of the person to be contacted in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A. Schulman, Inc. (the “Company,” “we or “us”) files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period January 1, 2017 to December 31, 2017.

The description of our reasonable country of origin inquiry (RCOI) process, the results of our inquiry, and the determination we reached as a result of our RCOI are included in the Company’s Conflict Minerals Report attached as an exhibit to this Form SD (the “Conflict Minerals Report”).

The Conflict Minerals Report, filed as Exhibit 1.01 hereto, is publicly available on the Company’s website at http://ir.aschulman.com/financial-information/sec-filings. The content of any website referred to in this Form SD or the Conflict Minerals Report is included for information only and not incorporated by reference into this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A. Schulman, Inc.

Date: May 31, 2018

	By:	/s/ Andrean R. Horton
Andrean R. Horton
Executive Vice President, Chief Legal Officer and Secretary